SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 10, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Releases: 2 x Managers’ transactions

Stock exchange release 10 August 2023	1 (2)

Nokia Corporation
Managers’ transactions
10 August 2023 at 16:00 EEST

Nokia Corporation - Managers' transactions (Batra)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Batra, Nishant

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 36470/4/4

____________________________________________

Transaction date: 2023-08-10

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 38414 Unit price: N/A

Aggregated transactions

(1): Volume: 38414 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

www.nokia.com

Stock exchange release 10 August 2023	2 (2)

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 10 August 2023	1 (2)

Nokia Corporation
Managers’ transactions
10 August 2023 at 16:00 EEST

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 36471/4/4

____________________________________________

Transaction date: 2023-08-10

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 93366 Unit price: N/A

Aggregated transactions

(1): Volume: 93366 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 10 August 2023	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer